June 26, 2025

Dante Caravaggio
Chief Executive Officer
EON Resources Inc.
3730 Kirby Drive, Suite 1200
Houston, TX 77098

       Re: EON Resources Inc.
           Post-Effective Amendment to Form S-1
           Filed June 12, 2025
           File No. 333-284447
Dear Dante Caravaggio:

       We have reviewed your post-effective amendment and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Post-Effective Amendment to Form S-1
General

1. Please update your post-effective amendment to reflect the information contained in your Form 8-Ks filed on June 17, 2025 and June 23, 2025. In addition, please file the related agreements as exhibits to your post-effective amendment.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 June 26, 2025
Page 2

       Please contact Cheryl Brown at 202-551-3905 or Karina Dorin at 202-551-3763 with any questions.



                                                       Sincerely,

                                                       Division of Corporation
Finance
                                                       Office of Energy &
Transportation
cc:   Matt Ogurick, Esq.